

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via Email
Mark Fletcher, Esq.
Chief Executive Officer
Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, Ontario
Canada M5J 2G2

> **Re: Generex Biotechnology Corporation**
> **Registration Statement on Form S-1**
> **Filed March 16, 2012**
> **File No. 333-180170**

Dear Mr. Fletcher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that included in the shares listed on the cover page of the filing are 13,696,373 shares of common stock issuable upon "exercise of additional warrants that *may be issuable* upon the triggering of ratchet provisions…" (emphasis added) Please clarify whether additional warrants will be issued as a result of the ratchet provisions, or whether warrant holders are only entitled to receive an increased number of shares of common stock under the warrants they already hold. If the latter is the case, you should revise your disclosure to clarify this point. In the event additional warrants will be issued, however, we advise you that the shares of common stock underlying such new warrants may not be registered at this time and may only be registered once the warrants themselves are outstanding. Accordingly, you should revise your registration statement and legal opinion to remove all references to any shares of common stock underlying currently unissued warrants.

Selling Security Holders, page 16

2. We note that the total of the second column entitled "Shares that may be Offered and Sold Hereby" of the Selling Security Holder table on page 16 does not match the total number of shares listed on the cover page of the filing. Please reconcile.

3. We note that the column entitled "Beneficial Ownership After this Offering" does not reflect the sale of all offered shares by each selling security holder, but rather is identical to the columns entitled "Beneficial Ownership Prior to this Offering" and "Shares that may be Offered and Sold Hereby." Please revise this column to accurately reflect the sale of all offered shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions regarding our comments.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Gary A. Miller (Eckert Seamans Cherin & Mellott, LLC)